China Finance Online Co. Limited

9th Floor of Tower C, Corporate Square,
No. 35 Financial Street,
Xicheng District, Beijing, 100032, China
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on August 30, 2006

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of China Finance Online Co. Limited, or the Company, will be held on August 30, 2006 at 10:00 a.m., Beijing time, at our offices located at 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing, 100032, China, for the following purposes:

1.	To re-elect Kheng Nam Lee and Fansheng Guo as directors to serve for the ensuing two years and until their successors are elected and duly qualified.

2.	To approve the appointment of Deloitte Touche Tohmatsu CPA Ltd. as independent auditors of the Company for a term ending on the date of our next annual general meeting to be held in 2007 and to authorize the board of directors to determine their remuneration.

3.	To consider and approve the audited consolidated financial statements for the fiscal year ending or as of December 31, 2005 together with the Reports of the Directors and the Auditors thereon as required by Hong Kong law, which can be accessed through our website at www.chinafinanceonline.com/investor/annual_rep.asp starting from July 28, 2006, or through the website of the Securities and Exchange Commission at www.sec.gov, starting from July 28, 2006.

4.	To authorize our board of directors during the next year to issue ordinary shares or preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine, by considering and, if thought fit, passing the following as ordinary resolutions:

“ORDINARY RESOLUTION

THAT the exercise by the board of directors of all the powers of the Company (a) to allot, issue or deal with additional ordinary shares or preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine during the relevant period, and (b) to make or grant offers, agreements and options which might require the exercise of such powers during and after the end of the relevant period, be and are hereby generally and unconditionally approved.

For purposes of this ordinary resolution, “relevant period” means the period from the passing of this ordinary resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Amended and Restated Articles of Association or the Hong Kong Companies Ordinance to be held; and

(iii) any revocation or variation of the authority given to the board of directors under these ordinary resolutions by an ordinary resolution of the Company’s shareholders in an annual or extraordinary general meeting of the shareholders.”

5.	To approve the increase in the number of ordinary shares available for issuance under the 2004 Stock Incentive Plan by 5,000,000 ordinary shares to 15,688,488 ordinary shares.

The foregoing items of business are more fully described in the proxy statement which is attached and made a part of this notice. Our annual report on Form 20-F (which does not form a part of the proxy solicitation materials), containing consolidated financial statements as of and for the fiscal year ending December 31, 2005, can be accessed through our website at www.chinafinanceonline.com/investor/annual_rep.asp, or through the SEC’s website at www.sec.gov, starting from May 23, 2006. Holders of record of American Depositary Shares representing our ordinary shares at the close of business on July 26, 2006 (New York City time) and holders of our ordinary shares are entitled to vote at the annual general meeting.

FOR THE BOARD OF DIRECTORS

/s/ Hugo Shong
Hugo Shong
Chairman of the Board of Directors

Beijing, China PRC

July 24, 2006

YOUR VOTE IS IMPORTANT

TO ENSURE YOUR REPRESENTATION AT THE ANNUAL GENERAL MEETING, YOU ARE URGED TO MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN THE ACCOMPANYING ENVELOPE. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON EVEN IF YOU RETURNED A PROXY.

IF YOU ARE A HOLDER OF OUR ADRs, THE DEPOSITARY HAS SET AUGUST 25, 2006 AS THE DEADLINE FOR YOU TO SUBMIT YOUR VOTING INSTRUCTION CARD DIRECTING THE DEPOSITARY TO VOTE THE ORDINARY SHARES REPRESENTED BY YOUR ADSs.

CHINA FINANCE ONLINE CO. LIMITED

PROXY STATEMENT

General

We are soliciting the enclosed proxy on behalf of our board of directors for use at the annual general meeting of shareholders to be held on August 30, 2006 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The annual general meeting will be held at our offices located at 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing, 100032, China.

This proxy statement and the form of proxy are first being mailed to shareholders on or about July 28, 2006.

Our annual report on Form 20-F (which does not form a part of the proxy solicitation materials), containing consolidated financial statements as of and for the fiscal year ending December 31, 2005, can be accessed through our website at , or through the SEC’s website at www.sec.gov, starting from May 23, 2006.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Mr. Zhiwei Zhao, our chief executive officer, if you hold our ordinary shares, or to JPMorgan Chase Bank if you hold American Depositary Shares, or ADSs, representing our ordinary shares.

Record Date, Share Ownership and Quorum

Holders of ADSs representing our ordinary shares at the close of business on July 26, 2006 (New York City time) and holders of our ordinary shares are entitled to vote at the annual general meeting. As of March 31, 2006, 104,329,933 of our ordinary shares, par value HK$0.001 (US$0.00013) per share, were issued and outstanding, of which 60,393,670 ordinary shares were represented by 12,078,734 issued and outstanding ADSs. The presence of at least one ordinary shareholder in person or by proxy and representing at least 33 1/3% of our outstanding ordinary shares will constitute a quorum for the transaction of business at the annual general meeting.

Voting and Solicitation

Each ordinary share is entitled to one vote. Voting at the annual general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken.

The costs of soliciting proxies will be borne by our Company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners. We may reimburse persons representing beneficial owners of our ordinary shares and ADSs for their costs of forwarding solicitation materials to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by registered holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted FOR proposals 1, 2, 3, 4 and 5 and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved. Any registered holder of ordinary shares entitled to attend and vote at the annual general meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on such registered holder’s behalf. A proxy need not be a shareholder of the Company.

Voting by Holders of American Depositary Shares

JPMorgan Chase Bank, as depositary of the American Depositary Shares, or ADSs, is required under the Deposit Agreement we entered into with it to mail to all holders of ADRs, after it has received notice of the annual general meeting, a notice stating (a) such information as contained in the notice it has received from us, as well as any solicitation materials and other accompanying materials, (b) that each such holder as of July 26, 2006 (New York City time) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the ordinary shares represented by the ADSs and evidenced by such holder’s ADRs and (c) the manner in which such instructions may be given.

Upon receipt of instructions from holders of ADRs on or before August 25, 2006 and in the manner required and described in the notice sent to such holders, the depositary will, at the annual general meeting on August 30, 2006, endeavor to vote or cause to be voted the ordinary shares represented by such ADSs in accordance with such ADS holders’ instructions. The depositary will not itself exercise any voting discretion in respect of any ordinary shares that are represented by the ADSs.

To the extent such instructions are not received by JPMorgan Chase Bank as depositary of ADSs from any holder of ADRs on or before August 25, 2006 or in the manner required, we understand from the depositary that the depositary will deem such holder to have instructed the depositary to give a discretionary voting proxy to Mr. Zhiwei Zhao, our chief executive officer, a person designated by us to receive voting proxies, with full power to exercise such holder’s voting rights under such ADSs’ underlying ordinary shares in the manner such person deems fit.

JPMorgan Chase Bank and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, of our ordinary shares by:

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each of our directors and executive officers who beneficially own any of our ordinary shares.

As of March 31, 2006, 104,329,933 shares of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission, or the SEC, governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. The shareholders listed below do not have different voting rights.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 104,329,933 ordinary shares outstanding.

Number of Shares Beneficially Owned

Name	Number	Percent

5% Shareholder

IDG Technology Venture Investment, Inc.(1)	20,580,652	19.7	%

IDG Technology Venture Investments, LP(2)	6,723,115	6.4	%

Vertex Technology Fund (III) Ltd.(3)	14,481,319	13.9	%

Jianping Lu (4)	7,156,121	6.9	%

Ling Zhang (5)	8,746,370	8.4	%

Directors and executive officers

Hugo Shong	*	*

Kheng Nam Lee	*	*

Ling Wang	*	*

Fansheng Guo	*	*

Zhiwei Zhao	*	*

Sam Qian	730,000	0.7	%

All current directors and executive officers as a group (6 persons)	1,433,600	1.3	%

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this proxy statement, would beneficially own less than 1% of our ordinary shares.

(1)	Includes 20,580,652 ordinary shares held by IDG Technology Venture Investment, Inc. IDG Technology Venture Investment, Inc. is the limited partner of IDG Technology Venture Investments, LP and does not control IDG Technology Venture Investments, LP. IDG Technology Venture Investment, Inc., a Massachusetts corporation, is wholly owned by International Data Group Inc., a Massachusetts corporation, which is controlled by Patrick McGovern, the majority shareholder, founder and chairman of International Data Group Inc. IDG Technology Venture Investment, Inc. disclaims beneficial ownership of all of the ordinary shares owned by IDG Technology Venture Investments, LP. The registered address of IDG Technology Venture Investment, Inc. is 5 Speen Street, Framingham, MA 01701, U.S.A.

(2)	Includes 6,723,115 ordinary shares held by IDG Technology Venture Investments, LP. The general partner of IDG Technology Venture Investments, LP is IDG Technology Venture Investments, LLC. Messrs. Patrick McGovern and Quan Zhou are managing members of IDG Technology Venture Investments, LLC, both of whom disclaim beneficial ownership of our shares held by IDG Technology Venture Investments, LLC. IDG Technology Venture Investment, Inc. is a limited partner of IDG Technology Venture Investments, LP, and does not control IDG Technology Venture Investments, LP. IDG Technology Venture Investments, LP disclaims beneficial ownership of all of the ordinary shares owned by IDG Technology Venture Investment, Inc. The registered address of IDG Technology Venture Investments, LP is Corporation Service Company, 1013 Centre Road, Wilmington, County of New Castle, Delaware 19805-1297, U.S.A.

(3)	Includes 14,481,319 ordinary shares held by Vertex Technology Fund (III) Ltd. Vertex Technology Fund (III) Ltd is 100% owned by Vertex Venture Holdings Ltd. Vertex Venture Holdings Ltd is 100% owned by Ellensburg Holding Pte Ltd; and Ellensburg Holding Pte Ltd is 100% owned by Singapore Technologies Pte Ltd. Vertex Management (II) Pte Ltd is the fund manager of Vertex Technology Fund (III) Ltd, and as such, exercises voting and dispositive power over our shares held by Vertex Technology Fund (III) Ltd. The president of Vertex Management (II) Pte Ltd is Mui Hong Tan. Ms. Tan disclaims beneficial ownership of our shares held by Vertex Technology Fund (III) Ltd. The address of Vertex Technology Fund (III) Ltd. is 51 Cuppage Road, #10-08 Starhub Centre, Singapore 229469.

(4)	Includes (i) 4,028,156 ordinary shares held by Cast Technology, Inc.; and (ii) 3,127,965 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are held 45% and 55% by Jianping Lu and Ling Zhang, respectively.

(5)	Includes (i) 4,923,302 ordinary shares held by Cast Technology, Inc.; and (ii) 3,823,068 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are held 45% and 55% by Jianping Lu and Ling Zhang, respectively.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change in control of our Company. Other than shares held by IDG Technology Venture Investment, Inc. and IDG Technology Venture Investments, LP, each of which is a United States corporation or limited partnership, in each case as set forth in the table above, and shares held by our President and Chief Financial Officer Sam Qian, who is a U.S. citizen, none of our outstanding ordinary shares or preference shares is held in the United States, nor do we have any record holders of our voting securities in the United States.

PROPOSAL 1

ELECTION OF DIRECTORS

We have a staggered board of directors, which means our directors, excluding our chief executive officer, are divided into two classes, with half of the board of directors, excluding the chief executive officer, standing for election every two years. Our chief executive officer will at all times be a director, and will not retire as a director, so long as he remains as the chief executive officer. Accordingly, our directors, excluding the chief executive officer, hold office until the second annual general meeting of shareholders following their election, or until their successors have been duly elected and qualified. Our board of directors is currently comprised of five members. Excluding our chief executive officer, two of our five directors having served the longest are required to stand for re-election at the 2006 annual general meeting.

Our board of directors, at the recommendation of our nominations committee, has nominated two current directors for re-election at the 2006 annual general meeting. Each nominee, if elected, would, subject to our Amended and Restated Articles of Association, hold office for two years and until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. Each of the nominees has been previously elected by our shareholders. Our Amended and Restated Articles of Association presently authorize up to nine board positions. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the two nominees named below. Our board of directors has no reason to believe that each of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose.

The names of the nominees, their ages as of July 14, 2006 and their principal positions with our Company are as follows:

Name	Age	Position

Kheng Nam Lee Fansheng Guo	58 50	Director (1) Director (2)

(1) Member, audit committee
(2) Member, audit committee, compensation committee and nominations committee

Directors Nominated for Election at the Annual General Meeting

Kheng Nam Lee has served as our director since May 2004. Mr. Lee was the president of Vertex Management Pte. Ltd., a management company for a venture capital fund, from March 1995 to February 2004 and was also a director of Vertex Venture Holdings Ltd., both of which are affiliates of Vertex Technology Fund (III) Ltd. Mr. Lee is a director of Creative Technology Ltd and United Test and Assembly Centre Ltd, and has served as a director of ActivCard Corp, Centillium Communications Inc., Creative Lab Inc., GRIC Communications Inc., Gemplus International SA and Semiconductor Manufacturing International Corporation. Mr. Lee holds a Bachelor of Science degree in mechanical engineering, with first class honors, from Queen’s University, Canada and a Master of Science degree in operations research and systems analysis from the U.S. Naval Postgraduate School.

Fansheng Guo has served as our director since May 2004. Mr. Guo is the chairman, chief executive officer and president of HC International, Inc., a Hong Kong listed company that provides business information services in the PRC, which he founded in 1990. Mr. Guo obtained a Bachelor of Arts degree in Industrial Economics from Renmin University of China.

The directors will be elected by a majority of the votes present in person or represented by proxy and entitled to vote. In electing directors, each shareholder may cast one vote per ordinary share owned for each director to be elected; shareholders cannot use cumulative voting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

Relationships Among Directors or Executive Officers

There are no family relationships among any of the directors or executive officers of our Company.

Meetings and Committees of the Board of Directors

During the year 2005, our board of directors met in person or passed resolutions by unanimous written consent eight times. No director attended fewer than 75% of all meetings of our board of directors and its committees on which he or she served after becoming a member of our board of directors. Our directors may and in the past have passed resolutions by unanimous written consent in lieu of holding a board meeting. In 2005, our independent directors, without the presence of any director other than the independent directors, met in person or passed resolutions by unanimous written consent four times. We have no specific policy with respect to director attendance at our annual general meetings of shareholders.

Our board of directors has three committees: the audit committee, the compensation committee and the nominations committee. Messrs. Kheng Nam Lee, Ling Wang and Fansheng Guo are currently the members of the audit committee. Messrs. Ling Wang and Fansheng Guo are also currently the members of the compensation committee and the nominations committee.

Independent Directors

We have determined that a majority of our directors, Kheng Nam Lee, Ling Wang and Fansheng Guo are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15).

Compensation of Directors

In 2005, we granted our non-executive directors, in the aggregate, options representing the right to purchase 260,000 ordinary shares. Other than the foregoing option grants, we did not pay any other compensation to our non-executive directors in 2005.

In 2005, we paid aggregate cash compensation of approximately $115,487 to our directors and executive officers as a group. In 2005, we granted to selected directors, officers, employees and individual consultants and advisors options to acquire an aggregate of 5,003,000 ordinary shares, and we granted additional options to purchase an aggregate of 700,000 ordinary shares in July, 2006. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination, except for change in control agreements we entered into with each of our chief executive officer and chief financial officer.

PROPOSAL 2

APPROVAL OF INDEPENDENT AUDITORS

Our board of directors delegates to our audit committee the express responsibility and authority to be solely and directly responsible for the appointment, compensation, retention, evaluation, and oversight of the work of the independent auditors. Our audit committee recommends that shareholders approve the appointment of Deloitte Touche Tohmatsu CPA Ltd. as our independent auditors for the term beginning on the date of this annual general meeting, August 30, 2006 and continuing until the next annual general meeting to be held in 2007.

In the event our shareholders fail to approve the appointment, our audit committee will reconsider its selection. Even if the selection is approved and ratified, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our Company and shareholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual general meeting will be required to approve this proposal 2.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR
APPROVAL OF THE APPOINTMENT OF
DELOITTE TOUCHE TOHMATSU CPA LTD.
AS OUR INDEPENDENT AUDITORS
FOR THE TERM ENDING AT THE NEXT ANNUAL GENERAL MEETING TO BE HELD IN 2007 AND AUTHORIZATION OF THE
BOARD OF DIRECTORS TO FIX THEIR REMUNERATION.

PROPOSAL 3

APPROVAL OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
AND REPORTS OF THE DIRECTORS AND THE AUDITORS

In accordance with applicable Hong Kong law, our board of directors recommends that our shareholders consider and approve the audited consolidated financial statements for the fiscal year ended December 31, 2005 together with the Reports of the Directors and the Auditors thereon.

Our annual report on Form 20-F (which does not form a part of the proxy solicitation materials), containing consolidated financial statements as of and for the fiscal year ended December 31, 2005, can be accessed through our website at www.chinafinanceonline.com/investor/annual_rep.asp, or through the SEC’s website at www.sec.gov, starting from May 23, 2006. The Reports of the Directors and the Auditors can also be accessed through these websites starting from July 28, 2006.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote the annual general meeting will be required to approve this proposal 3.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE AUDITED CONSOLIDATED FINANCIAL
STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 TOGETHER WITH THE REPORTS OF THE DIRECTORS
AND AUDITORS THEREON.

PROPOSAL 4

BOARD AUTHORIZATION TO ISSUE SHARES

Hong Kong law does not permit a Hong Kong company’s board of directors to issue shares of the company except with the approval of the shareholders. The shareholders may grant such power to the board of directors on an annual basis. According to item 9 of our amended and restated articles of association, at each annual general meeting of the Company, holders of our ordinary shares shall consider and may authorize the board of directors during the next year to issue ordinary shares or preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine, without any further action by the shareholders.

If this proposal 4 is approved by the shareholders, our board of directors will have the power, during the next year, to issue additional ordinary shares (including ordinary shares represented by ADSs) and preference shares without any further action by shareholders. The approval of this proposal 4 will permit the board of directors, among other things, to raise additional capital for the Company by issuing additional shares of the Company at times and on terms as the board of directors may determine without seeking contemporaneous shareholder approval.

Since our board of directors may use this power to defend against an unsolicited takeover by a third party, potential buyers may be discouraged from seeking to acquire control of our Company. For example, our board of directors may issue additional ordinary shares and preference shares which could be used to institute a “poison pill” that would work to dilute a potential hostile acquirer’s ownership interest in our Company, effectively preventing acquisitions that have not been approved by our board of directors. Hence, the approval of this proposal 4 may have the effect of depriving ordinary shareholders and ADS holders of an opportunity to sell their respective ordinary shares and ADSs at a premium over prevailing market prices.

Our board of directors recommends our shareholders to approve the following ordinary resolution:

“ORDINARY RESOLUTION

THAT the exercise by the board of directors of all the powers of the Company (a) to allot, issue or deal with additional ordinary shares or preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine during the relevant period, and (b) to make or grant offers, agreements and options which might require the exercise of such powers during and after the end of the relevant period, be and are hereby generally and unconditionally approved.

For purposes of this ordinary resolution, “relevant period” means the period from the passing of this ordinary resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Amended and Restated Articles of Association or the Hong Kong Companies Ordinance to be held; and

(iii) any revocation or variation of the authority given to the board of directors under these ordinary resolutions by an ordinary resolution of the Company’s shareholders in an annual or extraordinary general meeting of the shareholders.”

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual general meeting will be required to approve this proposal 4.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL
OF THE DISCRETIONARY EXERCISE BY
THE BOARD OF POWER TO ISSUE SHARES.

PROPOSAL 5

INCREASE IN AVAILABLE SHARES UNDER THE 2004 STOCK INCENTIVE PLAN

The board of directors has amended the 2004 Stock Incentive Plan, or the Plan, in July 2006 to increase the number of shares available under the Plan by 5,000,000 ordinary shares, subject to approval by our shareholders. If our shareholders approve the proposed amendment to the Plan, a total of 15,688,488 ordinary shares (approximately 15 % of our outstanding ordinary shares as of July 14, 2006) have been reserved for issuance pursuant to the Plan. The amendment to the Plan providing for 5,000,000 additional ordinary shares will not become effective until it is approved by our shareholders. Shareholder approval is required by applicable Nasdaq rules and the Internal Revenue Code (the “Code”). The board of directors is asking the shareholders to approve the additional shares under the Plan to assist us in achieving our goals of increasing profitability and shareholder value by providing our employees an opportunity to purchase our ordinary shares, while also qualifying such shares for special tax treatment under Sections 421 and 422 of the Code.

Approval of the proposed amendment to the Plan requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to be voted on the proposal at the annual meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE INCREASE IN THE NUMBER OF
ORDINARY SHARES AVAILABLE FOR ISSUANCE UNDER THE PLAN BY 5,000,000 ORDINARY SHARES TO
15,688,488 ORDINARY SHARES.

Background

Our board of directors and shareholders adopted the Plan in January 2004. The Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 5,688,488 ordinary shares were reserved for issuance under the Plan in January 2004. We amended the Plan in September 2004 to increase the total number of ordinary shares issuable under the Plan to 10,688,488 or 10.5% of our issued share capital at that time.

As of July 14, 2006, there are outstanding options under the Plan to purchase a total of 8,375,968 ordinary shares granted to selected directors, officers, employees and individual consultants and advisors (82 total individuals). As of July 14, 2006, 1,990,000 ordinary shares have been issued on exercise of options granted under the Plan. As of July 14, 2006, 322,520 ordinary shares remained available for future grant under the Plan (not including the 5,000,000 ordinary shares for which we are seeking shareholder approval in this Proposal). As of July 14, 2006, options outstanding under the Plan have per share exercise prices ranging from $0.16 to $1.32 or a weighted average per share exercise price of $0.87.

Summary of the Plan

The following description of the material terms of the Plan is only a summary and so is qualified by reference to the complete text of the Plan which has been filed as Exhibit 10.1 in our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 21, 2004.

The Plan permits the issuance of stock options, stock appreciation rights, stock bonuses, restricted stock, performance stock, stock units, phantom stock, dividend equivalents or similar rights to purchase or acquire ordinary shares as well as cash awards. Options under the Plan may be either incentive stock options, as defined in Section 422 of the Code, or nonqualified stock options.

The Plan will be administered by our board of directors or the compensation committee. The Plan expires on the day before the tenth anniversary of its approval by the board, or January 2014, unless terminated earlier.

The Plan generally provides that we do not have to count against the maximum number of ordinary shares that may be issued under the Plan any shares that either are shares not actually delivered to a participant pursuant to an award (for example, shares that are subject to options or other awards that cancel without such shares having been issued) or, whether or not issued to the participant, shares that are retained by or returned to us as a result of a forfeiture condition applicable to the award or in satisfaction of the award’s purchase price or any tax withholding obligations applicable to the award.

In addition to the maximum number of shares that we may issue or sell under the Plan (15,688,488 ordinary shares), the Plan contains several other limits on shares:

•	No more than 3,000,000 shares may be issued during the term of the Plan pursuant to incentive stock options;

•	No more than 2,000,000 shares may be granted subject to Plan awards to any individual during a single calendar year; and

•	No more than 3,000,000 shares may be issued or sold during the term of the Plan pursuant to awards other than options and stock appreciation rights.

In addition, the maximum amount of compensation that may be paid during any single calendar year to any one participant in respect of all performance-based awards payable only in cash (and not related to ordinary shares), which awards are intended to qualify for certain tax treatment under US tax law, is $5,000,000.

Options granted under the Plan can have up to a ten year term. The Plan permits the administrator to make various alternative provisions with respect to outstanding awards, subject to the express limits on the Plan. The per share exercise for each option shall be not less than 100% of the fair market value of a share on the date of grant except that the exercise price may be lower than the fair market value in the case of stock options granted in tandem with or as a substitution for another award and nonqualified stock options may be granted with a per share exercise price that is lower than the fair market value on the date of grant provided that the exercise price is not lower than the per share purchase price of our preference shares. The fair market value of our ordinary shares is generally the closing sales price as quoted on the Nasdaq Global Market.

Options granted under the Plan generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. With the exception of options granted to our directors and our management, which vest over a period of one to four years, our options granted to employees generally vest over a period of three to five years. Together with options we granted under option agreements that were independent of the Plan, we have a total number of 10,579,092 options that are currently vested and exercisable for ordinary shares. Generally, to the extent an outstanding option granted under the Plan has not vested by the date the grantee’s employment or service with us terminates, the option will terminate and become unexercisable.

The Plan provides for the grant of stock appreciation rights which are rights to receive a payment in cash and/or ordinary shares equal to the excess of the fair market value of a specified number of shares on the date the stock appreciation right is exercised over the fair market value on the date the stock appreciation right was granted. Stock appreciation rights may be granted with a base price that is less than the fair market value of a share on the date of grant. The maximum term of a stock appreciation right is ten years. The administrator may grant limited stock appreciation rights which are exercisable only upon a change in control or other specified event and may be payable based on the spread between the base price of the stock appreciation right and the fair market value of an ordinary share during a specified period or at a specified time within a specified period.

In addition, we may grant performance-based awards in which the grant, vesting, exercisability or payment of the awards depend on the achievement of one or more of the performance goals.

The Plan provides that in the event of any reclassification, recapitalization, stock split, reverse stock split or stock dividend; any merger, combination, consolidation or other reorganization; any spin-off or extraordinary dividend distribution in respect of the ordinary shares or any sale of our business or assets as an entirety, the administrator shall, as it deems appropriate, proportionately adjust the number and type of shares that may be subject to awards under the Plan (including the specific share limits, maximums and numbers of shares set forth in the Plan); the number and type of shares subject to outstanding awards; the grant, purchase or exercise price of outstanding awards; the securities, cash or other property deliverable upon exercise or payment of any outstanding awards; and the performance standards applicable to outstanding awards or provide for a cash payment or for the assumption, substitution or exchange of all outstanding share-based awards based on the distribution or consideration payable to holders of ordinary shares.

In the event of a merger, consolidation or sale of all or substantially all of our assets, the administrator may provide for the assumption, substitution, exchange or other continuation or settlement of outstanding awards. If outstanding awards are not assumed, substituted, exchanged or continued, then all outstanding awards will become fully vested free of restrictions and all outstanding awards will become payable to the holder. In addition, in the case of a change in control event, as defined in the Plan, the administrator may accelerate the vesting of awards and terminate any restrictions on awards or the shares subject to awards.

Our board of directors may amend, suspend, or terminate the Plan at any time, provided, however, that our board of directors must first seek the approval of our shareholders if required by applicable law or any applicable listing agency or if deemed necessary or advisable by our board of directors. No amendment, suspension or termination that would adversely affect the rights of a participant under any outstanding award may be made without the approval of such participant. In addition, no amendment that would constitute a repricing, in which the per share exercise or base price of an award would be less than the fair market value of a share on the date of grant of the award, may be made without approval of our shareholders.

During the fiscal year ended December 31, 2005, under the Plan we granted options to our executives to purchase 1,260,000 ordinary shares with a weighted average exercise price of $1.25, options to our directors who are not executive officers to purchase 260,000 ordinary shares with a weighted average exercise price of $ 1.32 and options to our employees who are not executive officers to purchase 3,133,000 ordinary shares with a weighted average exercise price of $1.30.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

/s/ Hugo Shong
Hugo Shong
Chairman of the Board of Directors

Dated: July 24, 2006